# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GH Research PLC, CIK 0001855129
CUSIP: G3855L106
Title of class of securities: Ordinary Shares, nominal value $0.025 per share
Address of issuer's principal executive offices: JOSHUA DAWSON HOUSE, DAWSON STREET, DUBLIN 2, Ireland (L2), D02 RY95
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-001825
Filed by CIK 0001910456

## Reporting persons
- Lynx1 Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,763,288; sole dispositive power 0; shared dispositive power 10,763,288; aggregate amount beneficially owned 10,763,288 (17.4% of the class)
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,763,288; sole dispositive power 0; shared dispositive power 10,763,288; aggregate amount beneficially owned 10,763,288 (17.4% of the class)

## Item 1. Issuer
Name of issuer: GH Research PLC
Address of issuer's principal executive offices: Joshua Dawson House Dawson Street Dublin 2 L2 D02 RY95 Ireland

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Lynx1 Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the "Lynx1 Fund") and a managed account, with respect to the ordinary shares, nominal value $0.025 per share ("Ordinary Shares"), of GH Research PLC, an Irish public limited company (the "Company"), directly held by the Lynx1 Fund and the managed account; and

(ii) Mr. Weston Nichols ("Mr. Nichols"), the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, with respect to the Ordinary Shares directly held by the Lynx1 Fund and the managed account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051

Weston Nichols
c/o Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051
Citizenship:
Investment Manager - Delaware
Mr. Nichols - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 62,029,395 Ordinary Shares outstanding as of February 17, 2026, as reported in the Company's Annual Report on Form 20-F for the period ended December 31, 2025, filed with the Securities and Exchange Commission on March 5, 2026.

The amount of Ordinary Shares set forth in rows (6), (8), and (9) of the cover page for each of the Reporting Persons includes 9,456,622 Ordinary Shares as previously reported on Schedule 13G for the quarterly period ending March 31, 2026, filed with the Securities Exchange Commission on May 15, 2026, plus an additional 1,306,666 Ordinary Shares also beneficially owned by the Reporting Persons on March 31, 2026.
Percent of class: 17.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Lynx1 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (05/18/2026)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, Individually (05/18/2026)